328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
December 10, 2008
For Immediate Release
NR#08-25

MAG SILVER INTERSECTS MORE HIGH GRADE SILVER / LEAD / ZINC
MINERALIZATION AT CINCO DE MAYO

487 g/t (14.2 opt) silver, 8.97% lead and 16.45% zinc over 5.57 metres
236.6 g/t (6.9 opt) silver, 1.19 g/t gold, 2.23% lead and 13.35% zinc over 2.52 metres

Vancouver, B.C -- MAG Silver Corp. (TSX:MAG) (NYSE-A:MVG) (“MAG”) is pleased to announce  assay and geological results from the ongoing drill program on its 100% owned Cinco de Mayo property in northern Chihuahua State, Mexico.  Drilling is focused on establishing the district-scale extent, zoning and geological controls on mineralization in what is emerging as a large Carbonate Replacement system. Results from this announcement, combined with earlier drilling (Holes 22 through 54: see press releases dated May 12, 2008, July 8, 2008 and September 18, 2008), continue to demonstrate the expected transition from the massive sulphides of the José Manto to higher temperature silver-lead-zinc (gold) mineralization and alteration styles leading towards the system’s source. This latest drilling significantly expands the areal extent of mineralization and includes several of the thickest mineralized intercepts to date at Cinco de Mayo.

Assays are reported in the table below for 23 diamond drill holes (CDM08-55 to CDM08-77). Seventeen (17) of these holes were targeted on and encountered mineralization in the José Manto and its extensions (Holes 08-55 to 58, 08-61 to 64, 08-66, 08-68, 08-70 and 08-72 to 77).   The remaining six (6) holes targeted various gravity and induced potential and resistivity (IP/Res) geophysical targets with some success.

"We are very impressed with how the Cinco Project continues to unfold” said Dan MacInnis, MAG Silver President.  “We have hit good silver, lead and zinc grades in over 60 holes drilled along more than 2 kilometres of strike length in what is emerging as a classic example of the deposit type. Our exploration vectoring is working, with increasing gold grades suggesting we are successfully moving towards the center of the system."

The holes reported below were drilled primarily in the area within 1,500 metres of the main portion of the José Manto discovery zone (see map below).

Diagrams can be found on the website www.magsilver.com.

Highlights and Discussion:

Hole 08-64 drilled on the José Manto, reports an excellent combination of width and grade returning 5.57 metres of 487 grams per tonne (g/t) (14.2 ounces per ton (opt)) silver, 8.97% lead and 16.45% zinc.  This included an intermediate intercept of 0.68 metres of 1,065 g/t (31.1 opt) silver, 22.20% lead and 8.98% zinc.

Hole 08-66 was drilled 500 metres to the east of the discovery zone and had two significant intersections. The upper intercept lies within the Benavides Formation, which overlies the Finlay Formation, the principal limestone host for manto mineralization. This upper intersect reports 218 g/t (6.4 opt) silver, 4.44% lead and 5.45% zinc over 3.70 metres.  The lower intercept occurs within the Finlay Formation and corresponds laterally to the José Manto. Results were 112 g/t (3.3 opt) silver, 3.66% lead, 9.94% zinc, and 0.72 g/t gold over 2.4 metres. This hole expands the silver/lead/zinc mineralization substantially to the east and opens up a new horizon of potential within the Benavides Formation. This requires further follow up.

Hole 08-70 returned the best thickness to date located almost 500 metres to the southwest of the discovery zone.  This intercept returned three thick intersections (15.55, 7.19 and 6.92 metres) of significant mineralization between 420.85 to 465.00 metres (see table) that combine for a cumulative total of 29.66 metres (over total of 44.15 metres), which on a weighted average basis reports as 57 g/t (1.7 opt) silver, 1.20% lead and 3.95% zinc.  The upper 15.5 metre intercept grades 56 g/t (1.7 opt) silver, 1.50% lead and 4.35% zinc, including a 0.84 metre zone grading 350 g/t (10.2 opt) silver, 11.45% lead and 13.10% zinc.   The increased thickness in this area may be related to proximity to the northeast trending Leones Fault, which is being tested as a feeder.

Hole 08-56  collared 800 metres to the east of the discovery zone, also cut multiple mantos of which the best returned 115 g/t (3.4 opt) silver, 2.54% lead and 1.16% zinc over 3.99 metres. A higher grade section within returned 406 g/t (11.8 opt) silver, 9.40% lead and 3.9% zinc over 0.99 metres.  The lower manto lies deeper in the Finlay formation and cut a  2.52 metre section that carried 236.6 g/t (6.9 opt) silver, 2.23% lead 13.35% zinc, and 1.19 g/t gold, including a 0.88 metre zone grading 555 g/t (16.2 opt) silver, 5.71% lead, 10.30% zinc and 3.35 g/t gold.

Holes 08-56, 66, 73, 76 and 77, as well as Holes 08-44 and 48 reported previously, were drilled along the intersection between the northeast-trending Leones Fault and the complex northwest-trending fault that controls the northeastern flank of the José Manto.  These holes encountered several features indicative of a nearer source environment including: 1) Significant amounts of garnet-pyroxene skarn that locally carries scheelite (reflected by tungsten assays from .03-.14% W); 2) Gold values in the 1 to 3 g/t range; and 3) distinctive felsite dikes with mineralized and silicified marginal breccias and sericite alteration.  The skarn, mineralization and felsites appear to “flare” to the southwest along the Leones Fault and drilling is currently focused on tracing these features in that direction.

Hole	From:	To:	Interval	Silver	Silver	Lead	Zinc	Gold
ID	metres	metres	metres	g/t	opt	%	%	g/t
CM08-55	493.28	495.54	2.26	111.9	3.3	1.68	7.19	0.39
Including	494.90	495.54	0.64	247.0	7.2	4.13	10.20	0.48
CM08-56	452.80	454.57	1.77	107.8	3.1	2.28	2.22	0.05
	505.37	507.49	2.12	31.5	0.9	0.47	12.88	0.05
	510.64	516.91	6.27	41.4	1.2	0.81	7.02	0.02
	668.24	672.23	3.99	115.6	3.4	2.54	1.16	0.32
Including	668.24	669.23	0.99	406.0	11.8	9.40	3.90	1.15
	771.86	781.00	9.14	11.8	0.3	0.03	6.82	0.02
	807.36	809.88	2.52	236.6	6.9	2.23	13.35	1.19
Including	809.00	809.88	0.88	555.0	16.2	5.71	10.30	3.35
	814.34	818.80	4.46	55.3	1.6	1.81	2.75	0.01
Including	814.34	816.70	2.36	97.2	2.8	3.41	3.22	0.02
CM08-57	344.08	345.88	1.80	165.0	4.8	3.07	6.92	0.11
	350.25	351.05	0.80	97.0	2.8	4.44	18.00	0.01
CM08-58	318.04	319.30	1.26	50.4	1.5	2.94	3.32	0.01
	348.97	350.61	1.64	63.4	1.8	2.61	2.44	0.01
Including	348.97	349.33	0.36	119.0	3.5	4.53	4.28	0.01
	355.44	356.50	1.06	78.6	2.3	1.35	2.49	0.02
CM08-59	No Significant Intercepts
CM08-60	No Significant Intercepts
CM08-61	370.15	371.20	1.05	206.0	6.0	9.46	7.15	0.03
	382.10	384.70	2.60	12.9	0.4	0.07	0.59	0.01
CM08-62	456.59	457.04	0.45	486.0	14.2	10.85	15.20	0.05
	513.19	513.80	0.61	113.9	3.3	2.57	1.62	0.02
	520.44	521.49	1.05	266.7	7.8	6.67	4.52	0.04
Including	521.03	521.49	0.46	586.0	17.1	14.50	6.78	0.05
CM08-63	488.98	489.28	0.30	228.0	6.6	4.57	5.94	0.16
CM08-64A	459.87	465.44	5.57	487.7	14.2	8.97	16.45	0.23
Including	459.87	460.87	1.00	820.0	23.9	16.55	22.20	0.52
including	463.70	465.44	1.74	673.3	19.6	10.73	15.69	0.05
Including	463.70	464.38	0.68	1,065.0	31.1	22.20	8.98	0.08
	470.25	472.76	2.51	81.8	2.4	2.22	6.50	0.01
	537.91	539.58	1.67	361.0	10.5	9.22	7.87	0.04
Including	538.84	539.58	0.74	606.0	17.7	16.45	12.30	0.06
CM08-65	No Significant Intercepts
CM08-66	365.35	369.05	3.70	218.2	6.4	4.44	5.45	0.13
Including	366.36	367.76	1.40	475.0	13.9	9.59	12.05	0.27
	577.30	579.70	2.40	112.0	3.3	3.66	9.94	0.72
Including	577.30	577.80	0.50	103.0	3.0	3.33	17.00	1.07
Including	578.13	579.12	0.99	171.0	5.0	5.26	11.20	0.92
	645.02	646.75	1.73	36.7	1.1	0.09	14.79	0.03
CM08-67	No Significant Intercepts
CM08-68	No Significant Intercepts
CM08-69	No Significant Intercepts
CM08-70	420.85	436.40	15.55	56.6	1.7	1.50	4.35	0.08
Including	421.24	422.08	0.84	350.0	10.2	11.45	13.10	0.13
	444.14	451.33	7.19	55.6	1.6	1.05	3.98	0.04
Including	446.91	448.20	1.29	105.0	3.1	1.59	4.24	0.08
	458.10	465.02	6.92	62.6	1.8	0.67	3.02	0.06
Including	461.67	462.85	1.18	137.0	4.0	1.59	8.82	0.08
CM08-71	No Significant Intercepts
CM08-72	356.34	362.71	6.37	106.3	3.1	3.72	3.59	0.01
Including	356.34	358.56	2.22	275.5	8.0	9.49	9.20	0.01
CM08-73	393.89	395.34	1.45	26.0	0.8	4.61	3.58	0.40
	632.13	632.45	0.32	183.0	5.3	5.29	7.27	0.04
	683.37	684.40	1.03	41.1	1.2	1.6	1.54	1.38
CM08-74	386.53	388.00	1.47	108.0	3.1	1.92	10.65	0.03
CM08-75	337.73	338.41	0.68	459.0	13.4	15.9	11.85	0.09
CM08-76	371.88	372.13	0.25	361.0	10.5	12.65	18.1	0.09
CM08-77	493.28	509.28	16.00	20.9	0.6	0.51	3.03	0.04
including	493.28	500.97	7.69	14.6	0.4	0.31	2.75	0.05
inlcuding	506.40	508.50	2.10	52.0	1.5	1.19	9.81	0.07
	526.41	528.34	1.93	106.3	3.1	1.49	5.51	0.08
	603.13	603.29	0.16	150.0	4.4	4.34	7.37	0.07

About Cinco de Mayo
Cinco de Mayo is a 15,000 hectare property straddling the same regionally-mappable structure that contains the largest Carbonate Replacement Deposits (CRDs) in Chihuahua. Exploration is guided by MAG’s CRD exploration model and an airborne magnetic survey that revealed a number of prominent linear anomalies and prominent magnetic lows that are being systematically drilled.  The zoned mineralization encountered to date lies along a very strong northwest-trending magnetic anomaly that runs over 3,000 metres from the discovery zone to the southeast to previously reported sulphide intercepts and historic workings (see press release of February 19, 2007).  This trend is intersected by northeast trending structures that traverse the range, carry high-temperature alteration and point towards a large regional magnetic anomaly that underlies extensive jasperoids.   The drill program will continue to systematically offset the manto style mineralization intersected in previous drilling while simultaneously testing the regional magnetic anomaly and numerous other geophysical anomalies developed by MAG elsewhere in the district.

This early stage property is held 100% by MAG and is one of six other district scale projects operated by MAG.

Cinco de Mayo Exploration
MAG’s exploration has defined major NW and NE structural and stratigraphic controls on silver-lead-zinc (gold) sulphide mineralization and our ability to test the system with large drilling step outs is testimony to the widespread nature and potential size of this carbonate replacement (CRD) system.  Recent drilling results reveal coherent zoning developed for over 2 kilometres along the principal northwest José Manto structural corridor: from massive silver-lead-zinc sulphide mantos to silver-gold-lead-zinc mineralized tungsten (scheelite) bearing skarn.  The strongest skarn is associated with felsite dikes that show distinctive brecciation, silicification and sericitization and are overall very similar to mineralization-related felsites in major CRDs throughout the region.  Mineralization also appears to thicken along this trend, as does the number of individual mantos and the number of carbonate units that are mineralized. This zoning is precisely what is predicted by MAG’s CRD exploration model and provides strong exploration vectoring.  MAG’s focus remains to determine the overall extent of the CRD system, so on-going exploration will attempt to track this zoning towards the system source with a combination of drilling and geophysics.

The skarn and felsite intercepts appear to cluster around the intersection of the northwest structural corridor with the strong northeast-trending Leones Fault that cuts across the limestones of the Sierra Santa Lucia to the southwest.   The Leones Fault is locally marked by strong marble and other high-temperature alteration styles indicating gradually increasing proximity to an intrusive heat source.  Drilling is currently underway on both ends of this structure.  On the east side to determine the geometry of the felsite dikes and associated mineralization and alteration, and on the west side of the range to determine if the large magnetic anomaly shown on Mexican government regional geophysical maps marks a major magmatic center.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The surface rock samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico.  MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on NYSE-A under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"
President and CEO

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note:  Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and http://www.sec.gov/edgar/searchedgar/companysearch.html .

Cinco de Mayo - Don Jose Drill Plan

December 10th, 2008

TSX: MAG
NYSE-A: MVG

Inset Map
30°10'30"N
107°2'0"W
0
5
10
Km
Jose Manto Structural Corridor
Skarn Centre
(Tungsten & Gold)
Hole 20
Discovery Zone
Leones Fault
Open
Hornfels Axis
José Thrust
Fault
CM08-34
CM08-49
CM08-54
CM08-33
CM07-20
CM08-30
CM08-79
CM08-51
CM08-41
CM08-29
CM08-38
CM08-74
CM08-72
CM08-57
CM08-27
CM08-28
CM08-47
CM08-76
CM08-39
CM08-58
CM08-75
CM08-61
CM08-36
CM08-22
CM08-32
CM08-60
CM08-24
CM08-25
CM08-26
CM08-77
CM08-83
CM08-52
CM08-70
CM08-82
CM06-09
CM08-63
CM08-71
CM08-65
CM08-50
CM08-46
CM08-43
CM07-21
CM08-67
0
125
250
500
750
1,000
Meters
*holes without a drill trace are vertical